Sera Prognostics, Inc.

2749 East Parleys Way, Suite 200

Salt Lake City, Utah 84109

July 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

   Celeste Murphy

Re:	Sera Prognostics, Inc.

Registration Statement on Form S-1

File No. 333-257038

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sera Prognostics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-257038) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern time, on Wednesday, July 14, 2021, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of Jonathan L. Kravetz and Megan Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Jonathan L. Kravetz (617-348-1674) or Megan Gates (617-348-4443) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

SERA PROGNOSTICS, INC.

/s/ Gregory C. Critchfield, M.D., M.S.
Gregory C. Critchfield, M.D., M.S.
Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission

Tracey McKoy

Kevin Kuhar

Sera Prognostics, Inc.

Gregory C. Critchfield, M.D., M.S.

Benjamin G. Jackson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Megan Gates

Daniel H. Follansbee

Goodwin Procter LLP

Edwin M. O’Connor

Seo Salimi